UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TRUPANION, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
898202106
(CUSIP Number)
November 10, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898202106

1.	Name of Reporting Person Aflac Incorporated (the “Reporting Person”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,636,364

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,636,364

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,364

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%(1)

12.	Type of Reporting Person CO

(1) Based on 35,578,580 shares of common stock outstanding as of October 23, 2020, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 30, 2020, plus 1,090,909 and 2,545,455 shares of common stock issued to the Reporting Person on October 26, 2020 and November 13, 2020, respectively, as described in the Issuer's Forms 8-K filed with the Securities and Exchange Commission on October 29, 2020 and November 13, 2020, respectively.

Item 1 (a).	Name of Issuer: Trupanion, Inc. (the “Issuer”)
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 6100 4th Avenue South, Suite 200 Seattle, WA 98108
Item 2 (a).	Name of Person Filing: This Schedule 13G is being filed by the Reporting Person
Item 2 (b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office for the Reporting Person is: 1932 Wynnton Road Columbus, Georgia 31999
Item 2 (c).	Citizenship: The Reporting Person is a corporation organized under the laws of the State of Georgia.
Item 2 (d).	Title of Class of Securities: Common stock, $0.00001 par value per share, of the Issuer (“common stock”).
Item 2 (e).	CUSIP Numbers: 898202106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
(a) Amount beneficially owned: 3,636,364 shares of common stock are held directly by the Reporting Person.
(b) Percent of class: 9.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,636,364
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,636,364
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

AFLAC INCORPORATED	/s/ Max K. Brodén
	Name:	Max K. Brodén
	Title:	Executive Vice President, Chief Financial Officer